Exhibit 99.1

Powell Max Limited Announces Significant New Financing – Committed Equity Line of Credit up to $40 Million

HONG KONG, Nov. 22, 2024 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, today announced that it has secured a significant new financing option through a standby equity line of credit (“Equity Line”) with YA II PN, Ltd., an affiliate of Yorkville Advisors Global, LP (“Yorkville”). This Equity Line allows Powell Max to issue and sell up to $40 million of its Class A ordinary shares to Yorkville. In connection with the Equity Line, Powell Max has issued a $1 million convertible promissory note to Yorkville due November 2025. Powell Max will file a Current Report on Form 6-K with the Securities and Exchange Commission, with additional details of the transactions.

The $40 million Equity Line will allow Powell Max to expand its portfolio of liquidity solutions and support its other strategic partnerships and investments in the financial communications and ancillary sectors.

Powell Max will file a Registration Statement on Form F-1 with the Securities and Exchange Commission in relation to the Equity Line. Tsz Kin Wong, CEO of Powell Max stated “we are thrilled to partner with Yorkville in providing us with an important source of potential funding. The facility would enhance Powell Max’s financial flexibility and strategic development. We are grateful that Yorkville shares our visions and missions, and we look forward to a long and mutually successful partnership.”

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed transactions. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed transaction discussed above will be completed on the terms described or achieve the objectives contemplated. The Company’s ability to utilize the new financing platform effectively and successfully are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, the failure of customary conditions precedent and the risk factors and other matters set forth in the Company’s SEC filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Powell Max Limited

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